CUSIP NO. 894116102         13G




                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)


                      Tranz Rail Holdings Ltd
                         (Name of Issuer)

            American Depository Receipts  (See Note 1)
                  (Title of Class of Securities)

                             894116102
                          (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Resources, Inc.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,008,239 (See Note 1)

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.1% (See Note 1)

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles B. Johnson


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,008,239 (See Note 1)

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.1% (See Note 1)

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rupert H. Johnson, Jr.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,008,239 (See Note 1)

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.1% (See Note 1)

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Mutual Advisers, Inc.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            7,879,500 (See Item 4)

      6.    SHARED VOTING POWER


      7.    SOLE DISPOSITIVE POWER

            7,879,500 (See Item 4)

      8.    SHARED DISPOSITIVE POWER


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,879,500

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.2%

12.   TYPE OF REPORTING PERSON

      IA
Item 1.
(a)  Name of Issuer:

     Tranz Rail Holdings Ltd

(b)  Address of Issuer's Principal Executive Offices:

     4th Floor, Wellington Railway Station
     Bunny Street, Wellington
     New Zealand


Item 2.
(a)  Name of Person Filing:

     (i):   Franklin Resources, Inc.
     (ii):  Charles B. Johnson
     (iii): Rupert H. Johnson, Jr.
     (iv):  Franklin Mutual Advisers, Inc.


(b)  Address of Principal Business Office:

     (i), (ii), and (iii):
     777 Mariners Island Boulevard
     San Mateo, CA  94404

     (iv):
     51 John F. Kennedy Parkway
     Short Hills, NJ  07078

(c)  Place of Organization or Citizenship:

     (i): Delaware
     (ii) and (iii): USA
     (iv): Delaware

(d)  Title of Class of Securities:

     American Depository Receipts(See Note 1)

(e)  CUSIP Number:

     894116102


Item 3.  The persons filing this Schedule 13G are:

         (i)  Franklin Resources, Inc.
              (g)  Parent Holding Company
         (ii) Charles B. Johnson
              (g)  Principal Shareholder of Parent Holding Company
         (iii)Rupert H. Johnson, Jr.
              (g)  Principal Shareholder of Parent Holding Company
         (iv) Franklin Mutual Advisers, Inc.
              (e)  Investment Adviser


Item 4.  Ownership

The securities reported on herein are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries (the "Adviser Subsidiaries") of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to such Adviser Subsidiaries all investment and/or voting power over the securities owned by such advisory clients. Therefore, such Adviser Subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. FRI, the Principal Shareholders and each of the Adviser Subsidiaries disclaim any economic interest or beneficial ownership in any of the securities covered by this statement.

FRI, the Principal Shareholders, and each of the Adviser Subsidiaries are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

   (a) Amount Beneficially Owned:

        14,008,239 (See Note 1)

   (b) Percent of Class:

       11.1% (See Note 1)

   (c) Number of Shares as to which such person has:

     (i) Sole power to vote or to direct the vote

         Franklin Resources, Inc.:                0
         Charles B. Johnson:                      0
         Rupert H. Johnson, Jr.:                  0
         Franklin Mutual Advisers, Inc.:          7,879,500
         Templeton Investment Counsel, Inc.:      3,674,139
         Templeton Global Advisors Limited:       1,386,240
         Templeton Investment Management Limited:   1,068,360

    (ii) Shared power to vote or to direct the vote


   (iii) Sole power to dispose or to direct the disposition of

         Franklin Resources, Inc.:                0
         Charles B. Johnson:                      0
         Rupert H. Johnson, Jr.:                  0
         Franklin Mutual Advisers, Inc.:          7,879,500
         Templeton Investment Counsel, Inc.:      3,674,139
         Templeton Global Advisors Limited:       1,386,240
         Templeton Investment Management Limited:   1,068,360


    (iv) Shared power to dispose or to direct the disposition of


Item 5.  Ownership of Five Percent or Less of a Class
       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

       The clients of the Adviser Subsidiaries, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive dividends from as well as the proceeds from the sale of such securities reported on in this statement.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
       Holding Company

         Franklin Mutual Advisers, Inc.           3(e)
         Templeton Investment Counsel, Inc.       3(e)
         Templeton Global Advisors Limited        3(e)
         Templeton Investment Management Limited  3(e)


Item 8.  Identification and Classification of Members of the Group

         Not Applicable


Item 9.  Notice of Dissolution of Group

         Not Applicable
Item 10. Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 11, 1998


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.
Franklin Mutual Advisers, Inc.


S\LESLIE M. KRATTER





By: Leslie M. Kratter

Vice President, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of
Attorney attached to this Schedule 13G

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of
Attorney attached to this Schedule 13G

Secretary, Franklin Mutual Advisers, Inc.




Note 1: Includes 14,008,239 common shares that would result upon the conversion of 4,669,413 American Depository Receipts (as computed under Rule 13(d)-3(1)(i)). Does not include 153,100 ordinary shares which are not "equity securities" (under Section 12 of the Securities Exchange Act of 1934 "Section 12 Securities"). Total percent held of the ordinary shares upon conversion of the American Depository Receipts, including the non Section 12 Securities would be 11.2%.
JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on
February 11, 1998.

Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.
Franklin Mutual Advisers, Inc.


S\LESLIE M. KRATTER





By: Leslie M. Kratter

Vice President, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of
Attorney attached to this Schedule 13G

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of
Attorney attached to this Schedule 13G

Secretary, Franklin Mutual Advisers, Inc.

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON


POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.